July 22, 2024

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:

- Exhibit J (updated to note changes to the Directors of MEMX LLC, the Officers of MEMX LLC, and members of committees of MEMX LLC).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit J to MEMX's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 7/22/24	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   525 Washington Blvd., Suite 300, Jersey City, NJ 07310

24003389

3. Provide the applicant's mailing address (if different):
   382 NE 191st Street, Suite 92178
   Miami, FL 33179
4. Provide the applicant's business telephone and facsimile number:
   833-415-6300
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner — Chief Executive Officer — 551-370-1001
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon
   MEMX LLC, 382 NE 191st Street, Suite 92178
   Miami, FL 33179
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 7/22/24 (MM/DD/YY) — MEMX LLC (Name of applicant)

By: [signature] (Signature) — Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 22 day of July (Month), 2024 (Year) by Lauren Strathman (Notary Public)

My Commission expires 12/01/2027 County of Johnson State of Kansas

LAUREN MALLORY STRATHMAN NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 12/01/2027

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MEMX LLC
Date of Filing/Accurate as of: July 22, 2024

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Directors of MEMX LLC</u>

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

> (A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors);
>
> (B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;
>
> (C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and
>
> (D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

The following persons are directors of MEMX LLC:

Name	Classification	Commencement Date	Title/Business
Erica Attonito	Member Representative	May 19, 2020	Head of Sales, Business Development Hudson River Trading

MEMX LLC
Date of Filing/Accurate as of: July 22, 2024

Jennifer Hadiaris	Member Representative	May 19, 2020	Managing Director, Head of Global Market Structure, Cowen
Jonathan Kellner	Industry/ CEO	May 19, 2020	CEO, MEMX
Faris Matalka	Industry/ Investor	September 22, 2022	Managing Director, Trading Operations, Charles Schwab & Co.
Deana Korby	Non-Industry/ Independent	May 19, 2020	Vice President Finance, Investor Relations, IBM Corporation
Matthew Brennan	Industry/ Investor	December 4, 2020	Head of U.S. ETF Secondary Market Trading, BlackRock
Montes Piard	Non-Industry/ Independent	May 19, 2020	Vice President/Global Controller – Finance/Accounting, General Atlantic
Hal Scott	Non-Industry/ Independent	May 19, 2020	Emeritus Nomura Professor of International Financial Systems, Harvard Law School
Amy Wong	Non-Industry/ Independent	May 19, 2020	Former Chief Operating Officer, PDT Partners

The following persons have served as directors of MEMX LLC but no longer serve on the Board:

Name	**Classification**	**Commencement Date - Termination Date**	**Title/Business**
JJ Kinahan	Industry/ Investor	May 19, 2020 – April 12, 2022	Managing Director, Chief Market Strategist, TD Ameritrade
Crystal Reilly	Non-Industry/ Independent	May 19, 2020 – July 12, 2024	Former Chief Corporate Compliance Officer, Bats Global Markets

MEMX LLC
Date of Filing/Accurate as of: July 22, 2024

Officers of MEMX LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The current officers of the Exchange are listed below.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Compliance Officer	Lauren Strathman	7/15/2024	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Information Officer	Dominick Paniscotti	4/4/2024	
Chief Operating Officer	Quito Zuba	4/4/2024	
Chief Regulatory Officer	Scott Palmer	11/18/2019	
Chief Risk Officer	Crystal Reilly	7/15/2024	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Kerry Katz	11/14/2022	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Chief Information Security Officer	Jamie Voto	3/30/2020	

The following persons have served as officers of the Exchange during the previous year but no longer serve as officers of the Exchange:

Title	Name	Commencement Date	Termination Date
Chief Operating Officer	Thomas Fay	6/3/2019	4/3/2024

Committees of MEMX LLC

The Exchange's current committees are listed below.

Appeals Committee of MEMX LLC

MEMX LLC
Date of Filing/Accurate as of: July 22, 2024

Name	Classification	Commencement Date	Title/Business
Jennifer Hadiaris	Member Representative	August 11, 2020	Managing Director, Head of Global Market Structure, Cowen
Deana Korby	Non-Industry/ Independent	August 11, 2020	Vice President Finance, Investor Relations, IBM Corporation
Montes Piard	Non-Industry/ Independent	August 11, 2020	Vice President/Global Controller – Finance/Accounting, General Atlantic

<u>Nominating Committee</u>

Name	Classification	Commencement Date	Title/Business
Dan Weingarten	Industry	May 19, 2020	Chief Operating Officer, T3 Trading Group, LLC
Diana Didia	Non-Industry/ Independent	May 19, 2020	Chief Information and Innovation Officer, AAA-ICDR
Kenneth Grossfield	Non-Industry/ Independent	May 19, 2020	Chief Administration Officer and GC, Strategic Investment Group

<u>Member Nominating Committee</u>

Name	Classification	Commencement Date	Title/Business
Brian Suth	Member Representative	May 19, 2020	Head of Electronic Trading, Evercore
Vacant*	Member Representative	TBD	TBD
Vacant*	Member Representative	TBD	TBD

*Two members of the Member Nominating Committee recently became ineligible to serve as members of the Member Nominating Committee due to a change in employment. We are currently seeking new individuals to serve on the Member Nominating Committee.

<u>Regulatory Oversight Committee</u>

MEMX LLC
Date of Filing/Accurate as of: July 22, 2024

Name	**Classification**	**Commencement Date**	**Title/Business**
Montes Piard	Non-Industry/ Independent	July 18, 2024	Vice President/Global Controller – Finance/Accounting, General Atlantic
Amy Wong	Non-Industry/ Independent	June 11, 2020	Former Chief Operating Officer, PDT Partners
Hal Scott	Non-Industry/ Independent	June 11, 2020	Emeritus Nomura Professor of International Financial Systems, Harvard Law School